U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015

Commission File No.: 001-04192

MFC Industrial Ltd.

(Translation of Registrant's name into English)

Suite #1860 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC INDUSTRIAL LTD.

By:	/s/ Samuel Morrow
Samuel Morrow
Chief Financial Officer

Date: June 17, 2015

NEWS RELEASE
	Corporate MFC Industrial Ltd. Rene Randall 1 (604) 683 8286 ex 224 rrandall@bmgmt.com	Investors DresnerAllenCaron Joe Allen 1 (212) 691 8087 joe@allencaron.com.

MFC INDUSTRIAL ANNOUNCES AN AGREEMENT TO ACQUIRE A WESTERN EUROPEAN BANK

NEW YORK (June 15, 2015) . . .. MFC Industrial Ltd. (NYSE: MIL) announces it has entered into an agreement to acquire a licenced bank in Western Europe. The purchase price under the transaction is subject to finalization on completion and will be based on, among other things, the net realizable capital at such time. The transaction is subject to customary conditions, including, among others, the receipt of requisite national and European Central Bank regulatory approvals. The Company currently expects such regulatory approval process to take several months.

About MFC Industrial Ltd.

MFC is a global supply chain company and is active in a broad spectrum of activities including: sourcing a wide range of products, trade finance and logistics and risk management services for producers and consumers around the world. To obtain further information on the Company, please visit our website at: http://www.mfcindustrial.com.